Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60610

July 24, 2009

BY EDGAR AND MESSENGER

Mr. Daniel Morris
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

  Re:
  Echo Global Logistics, Inc.
  Registration Statement on Form S-1
  Filed on April 30, 2008
  Amendment No. 1 filed on June 9, 2008
  Amendment No. 2 filed on June 27, 2008
  Amendment No. 3 filed on August 4, 2008
  Amendment No. 4 filed on July 24, 2009
  File No. 333-150514

Dear Mr. Morris:

        On behalf of Echo Global Logistics, Inc. (the "Company"), enclosed for your review is Amendment No. 4 to the Company's Registration Statement on Form S-1 (Registration No. 333-150514) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on April 30, 2008, amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 9, 2008, amended by Amendment No. 2 to the Registration Statement filed with the Commission on June 27, 2008 and amended by Amendment No. 3 to the Registration Statement filed with the Commission on August 4, 2008. An electronic version of Amendment No. 4 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 4 has been marked to reflect changes made to Amendment No. 3 to the Registration Statement.

        Please note that the Company previously responded to all of the Staff's comments on the Registration Statement in Amendment Nos. 1, 2 and 3 and in the Company's letters to the Staff dated June 9, 2008, June 27, 2008 and August 4, 2008. Please also note that Amendment No. 4 reflects updated financial information as of and for the year ended December 30, 2008 and as of and for the six months ended June 30, 2009.

* * * * *

        If you have any questions regarding this letter or Amendment No. 4, please call me at (312) 558-5924 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,
/s/ Matthew F. Bergmann
Matthew F. Bergmann

Enclosures

cc:
Douglas R. Waggoner
David B. Menzel
Steven J. Gavin
Jeffrey S. Wright